NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA RETIRES LOAN FACILITY

October 29, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to announce that it has completely paid out its loan facility with Brascan Financial Corporation with a final payment of US$550,000.

Bonanza currently has no debt and approximately $12.5 million in cash. Bonanza’s current cash balance will allow Bonanza to accelerate its Copperstone project toward pre-feasibility and significantly increase Bonanza’s ability to define additional resource and reserve ounces.

Bonanza’s primary focus in the near term will be to accelerate exploration drilling, resource definition drilling, and pre-feasibility related activities at the Copperstone gold project. Bonanza currently has underground and surface drilling programs totaling 5,000 metres underway at Copperstone. Over 10,000 metres of additional drilling is planned as the first expansion of the current drilling programs.

About Bonanza
Bonanza is engaged in the acquisition, exploration and development of high-grade gold properties. Additional information about American Bonanza can be obtained at www.americanbonanza.com.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 688-7523